

February 1, 2013

Via Email
Scott N. Beck
Chief Executive Officer
Cornerworld Corporation
13101 Preston Road, Suite 100
Dallas, Texas 75240

> **Re:** **Cornerworld Corporation**
> **Form 10-K for the fiscal year ended April 30, 2012**
> **Filed July 30, 2012**
> **File No. 000-54419**

Dear Mr. Beck:

We have reviewed your filing and have the following comments. Please confirm you will comply with our comments in future filings and explain to us how you will do so.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 5

1.   We note that you discuss your results of operations for each of your reporting segments. Please also provide a discussion and analysis of your results on a consolidated basis. In addition, revise the discussion of your reporting segments to use the same operating results line items that you use in Note 10 to your financial statements.

Liquidity and Capital Resources, page 10

2.   Please revise to discuss the material terms of your outstanding debt. If the terms of the debt have been revised, describe the specific changes to the relevant terms of the outstanding debt and the reasons for the changes. In this regard, we note from your disclosure in Note 11 to the financial statements that you amended several notes multiple times during fiscal year 2012.

3.   Please provide a more detailed assessment of your financial condition and liquidity outlook. Discuss how long managements expects the company's current cash will sustain the company on both a short-term and long-term (twelve months or more) basis. Discuss how much additional financing the company will require to meet its current and future cash needs, including for the payment of interest and principle on your debt.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Shapiro, Staff Accountant, at 202-551-3273 or Robert Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director